THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)

                               September 30, 2005

H. Christopher Owings Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  Fuego Entertainment, Inc.
       Registration Statement on Form SB-2
       File No.  333-127612
       Filed August 19, 2005

Dear Mr. Owings:

We are writing in response to your comment letter dated September 15, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

1. Noted. The Company has nothing to disclose with respect to this comment as it does no business with any state sponsors of terrorism.

2.   We have added a "Dilution" section.

3.   We have added the requested language to this section and the Summary.

4.   We have removed the date of August 15, 2005 and inserted a blank.

5. We have revised the Registration Statement to reflect the number of outstanding shares as of September 15, 2005.

6.   We have deleted these risk factors.

7. We have added a Risk Factor disclosing the illiquidity of the company's stock.

8. We have added a Risk factor disclosing the company's reliance on third parties.

9.   We have added a Risk Factor disclosing Mr. Cancio's control position.

10. We have stated that the company is a very small entertainment company relative to its competitors.

11.  We have deleted this risk factor pursuant to your comment 6.

12.  Please see revisions to Plan of Operation.

13.  Please see revisions to Plan of Operation.

14. We have included a brief synopsis of each project and the status of each project.

15.  We have provided some examples of existing project opportunities.

16.  We have elaborated on Mr. Cancio's industry background and contacts.

17. We have revised to clarify that there is no license agreement in place between the Company and Ciocan. We have also included a basis for management's belief that the Company and Ciocan will enter into a license within the next 12 months, as Ciocan is also controlled by Mr. Cancio.

18.  We have included disclosures that elaborate these points.

19. We have revised this section to disclose that the Company may increase its employees by one to two over the next 12 months.

20.  We have disclosed the services to be outsourced.

21.  We have included a discussion regarding the filming and publicist revenues.

22. We have revised this disclosure to identify how the company expects to meet its short and long term cash flow and the reliance of the company on issuance of its shares.

23.  Please see the revised Distribution section.

24. We have disclosed that Ciocan, and Mr. Cancio, has not, and does not intend to conduct any kind of business operations in Cuba or with any Cuban nationals.

25.  We have revised this section to make this distinction.

26. We have added this disclosure and removed the risk factor related to this issue.

27.  We  have  revised  this  disclosure  to  clarify  the  company's   intended
     distribution plans..

28. We have revised this disclosure to reflect that the Company intends to enter into an agreement with Sun Flower Products, but has not yet done so.

29. We have deleted this section in light of other revisions concerning the products the company is producing and intending to produce.

30.  We have deleted this section.

31. We have identified freelance individuals and described the services provided.

32. We have included disclosures concerning the company's plan to bring its marketing and advertising in house and the estimated cost associated.

33. We have included disclosures that clarify the company is not doing business with Cuba or any Cuban nationals. It produces products based on Cuban heritage and culture and intends to market them in the US and permissible international markets.

34.  See 33 above.

35.  These items have been deleted.

36.  We have disclosed the company's plan for this project and its status.

37.  We have deleted the Market Analysis subsection.

38.  We have removed the demographic information.

39.  We have removed this subsection.

40. We have revised this disclosure to reflect that the company is not currently conducting any specific marketing or advertising campaigns.

41.  We have deleted these references.

42. We have revised this disclosure to elaborate on the company's competitive position, business conditions and methods.

43. We added this disclosure to the section entitled Certain Relationship and Related Transactions. It is unclear why you are asking for this information to be included in the Competition section.

44.  We have added Ciocan's holdings to the table.

45.  We have added a section entitled Determination of Offering Price.

46. We have removed this language from the Risk Factor section and included it in the Plan of Distribution section.

47.  Language omitted.

48.  We have identified this individual in footnote 7.

49. This information is set forth in the Recent Sales of Unregistered Securities section.

50.  Noted and revised.

51.  The following language is included in the financial statements:

     "The Company has had substantial earned revenues under planned principal operations. No amount stated in FASF #7 and none was indicated with discussions with the AICPA that precludes this earned amount from being considered substantial earned revenues. Hugh Cancio, president has a tremendous background in the entertainment industry. Fuego Entertainment, Inc. was not a development stage enterprise as to his initial and continuing business efforts, as the Company generated revenues within a short period of time from inception, therefore it had "planned principal operations" pursuant to its business plan which was put into effect upon incorporation.

52. No amortization of production costs was applicable as of May 31, 2005, since none of the production projects were completed as of that date. Therefore, none were released, completed and not released or in process as of the fiscal year end.

53. The accounting treatment of the investment in a series of shows is similar to the accounting treatment provided in FASF #50, paragraph 10, for advance royalty. In this case the Company has advanced the funds and is treating such funds as a recoverable asset based on future ticket sales for which a return of investment is contractually provided, and a percentage of profits from all shows is paid at the conclusion of all shows. Accordingly, there would be no amortization of such cost nor should an impairment charge be provided, as the future cash flows, which commence with the next show on December 31, 2005, and continues into 2006 indicates complete recovery of the investment along with substantial returns based on projected ticket sales.

     Returns of invested cost will be credited to the investment upon receipt, and royalties will be credited to income only after the total cost is recovered. There is no basis for allocating costs to individual shows as recovery of cost will be recorded upon payment of a percentage of ticket sales when paid by the promoter of the shows, Viashow, Inc.

     Although three shows have been presented subsequent to the effective date of the formal royalty agreement, Fuego subsequently agreed to postpone payment of its investment until the show in December 31, 2005, in Miami, Florida is presented, since the funds available to the promoter for the shows was being utilized in those three shows to implement a DVD in high definition and to arrange for other additional, necessary aspects of the show such as advertising and promotion. Fuego estimates that the entire cost of its investment of $57,400 should be recovered from ticket sales of the Miami show.

54. Logo costs were capitalized as an asset based on its incurred cost and definition and discussions as provided in CON6, paragraghs 25 through 30, and 177 through 181. Logo value was considered to be its incurred cost and in the opinion of management would be viable or economically beneficial to the Company for a period of 5 years from the date acquired, March 22, 2005. Amortization of Logo costs was for 2 months, therefore.

55. There were no film obligations as of May 31, 2005. There were no risks and uncertainties as they relate to contingencies specific to the motion picture industry and within the context of SFAS No. 5 as of May 31, 2005. The Company did not license any product or content from Sunflower Publishing. Fuego hires independent filming crews as needed for filming projects, and does not have the volume or type of filming activities that warrant a permanent relationship with filming crews or personnel.

     Fuego does not have any consulting agreements or employment contracts at this time.

56. Why 21,663,854 shares are excluded from primary shares o/s 21,663,854 shares were excluded from basic EPS were because they were not shares issued through May 31, 2005, since they were not paid for. Please refer to paragraph 64 of SFAS No. 128. I have provided that computational analysis for use as an exhibit.

57. The following information is incorrect as only 7,772,670 were issued as of May 31, 2005 to Hugo M.Cancio. We have revised the Registration Statement to correct this error. On January 6, 2005, we issued 19,000,000 shares of our common stock to our sole officer and director, Hugo M. Cancio, for services rendered to our company in connection with our organization and formation at a value of $19,000.

58. Total shares sold and stock subscriptions, totals 34,936,524, of which 13,272,670 have been paid for in full and 21,663,854 as stock subscriptions for which $43,274 is owed as of May 31, 2005. The price for the subscriptions for 295,450 have been corrected to $.01 per share from $.009, and price for the subscriptions for 105,874 shares have been corrected to $.018 per share from $.0179 per share.

59. The amount Ciocan advanced to the Company or was credited on behalf of the Company was corrected in the general ledger to $30,152 based on two half month's rental charge backs totaling $1,400, and is now reflected correctly at that amount, of which $302 was still outstanding as of May 31, 2005, with the balance applied as cash paid for common stock issued through that date. The footnote amount was inadvertently stated as $31,552, an amount prior to the aforementioned adjustment.

     The cash applied to the common stock issuance for Ciocan was a debit to Ciocan's advances and a credit to common stock.

60. We have included a disclosure regarding Mr. Cancio's relationship with Sunflower Publishing and its current principal.

61. This disclosure has been revised to reflect unregistered securities sold from inception through May 31, 2005, and sales after such date.

62.  Revised accordingly.

63.  Revised accordingly.

Please do not hesitate to contact us if you have any further questions.

     Very truly yours,

     /s/William D. O'Neal
-----------------------------
        William D. O'Neal